AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
Exhibit 12.01 — Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,

	2000	1999	1998	1997	1996

	(In millions, except for ratios)
Fixed charges:

Interest expense, including amortization of debt issuance costs	$65.7	$61.7	$44.8	$9.0	$0.3

Estimated interest portion of rents	15.0	12.0	4.7	3.2	1.5

Capitalized interest	11.9	8.5	3.8	0.2	—

Preferred stock dividend	—	—	—	12.0	17.9

Gross-up of preferred stock dividend as if it were pre-tax	—	—	—	6.8	10.1

Total fixed charges as defined	92.6	82.2	53.3	31.2	29.8

Earnings:

Income from continuing operations before income tax expense	203.4	183.4	5.6	94.2	98.3

Total fixed charges as defined	92.6	82.2	53.2	31.2	29.8

Fixed charges not deducted in the determination of income from

continuing operations before income tax expense	(11.9)	(8.5)	(3.8)	(19.0)	(28.0)

Total earnings as defined	$284.1	$257.1	$55.0	$106.4	$100.1

Ratio of earnings to fixed charges	3.07	3.13	1.03	3.41	3.36

Three Months Ended March 31, 2001:

Fixed charges:

Interest expense, including amortization of debt issuance costs	$16.0

Estimated interest portion of rents	3.9

Capitalized interest	3.3

Total fixed charges as defined	23.2

Earnings:

Income from continuing operations before income tax expense	37.4

Total fixed charges as defined	23.2

Fixed charges not deducted in the determination of income from

continuing operations before income tax expense	(3.3)

Total earnings as defined	$57.3

Ratio of earnings to fixed charges	2.47